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17009996

UNITED STATES
..ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariva Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SE 2nd Avenue, Suite PH3
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

401 E. Las Olas Blvd, Suite 1800	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Guillermo Parodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariva Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

ANGELA OTERO
MY COMMISSION # GG026650
EXPIRES September 11, 2020

(Signature)

CEO

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

Mariva Capital Markets, LLC
Index
December 31, 2016

Page(s)

pwc

Report of Independent Registered Certified Public Accounting Firm

To Management and the Board of Directors of Mariva Capital Markets, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Mariva Capital Markets, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

Mariva Capital Markets, LLC
Notes to the Financial Statement
December 31, 2016

Assets	
Cash	$ 118,732
Receivable from clearing broker	2,182,819
Deposit with clearing broker	250,754
Property, equipment, and leasehold improvements, net	62,122
Prepaids and other assets	67,727
Total assets	$ 2,682,154

Liabilities and Member's Equity	
Accrued expenses and other liabilities	$ 290,310
Total liabilities	290,310
Commitments (Note 6)	
Member's Equity	2,391,844
Total liabilities and member's equity	$ 2,682,154

1. Organization and Summary of Significant Accounting Policies

Mariva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Mariva Holding Group (the "Parent"), was incorporated on April 5, 2010, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 31, 2013. The Company started operations on June 26, 2013, upon receiving approval from the State of Florida.

The Company provides introductory brokerage and investment services. Custody of securities owned by customers of the Company and all security transactions are settled through a third party clearing broker on a fully disclosed basis.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution and firm accounts at the clearing institution. As of December 31, 2016 cash held in foreign currencies amounted to $245,172 denominated in Euros, and is included in receivable from clearing broker on the statement of financial condition.

Income Taxes
The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 3-7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $2,246,531, which was $2,146,531 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Receivable from clearing broker

Receivable from clearing broker includes cash balances held at the clearing broker as well as receivables due from the clearing broker on trades pending settlement. At December 31, 2016, the amount due from clearing broker totaled $2,182,819.

4. Deposits with clearing broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2016 is $250,754.

5. Property, equipment, and leasehold improvements

Property, equipment, and leasehold improvements as of December 31, 2016 consist of the following:

Computer equipment and software	$ 47,021
Furniture and fixtures	35,162
Leasehold improvements	25,184
	107,367
Less: accumulated depreciation and amortization	45,245
	$ 62,122

6. Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2018. The Company has a security deposit held by the landlord in the amount of $10,243. This amount is reflected in prepaids and other assets on the statement of financial condition. The approximate minimum annual lease commitment is as follows:

2017	$64,000
2018	$54,000
2019	$ 0

7. Related Party Transactions

The Company is party to chaperoning arrangements, under SEA Rule 15a(6), with Banco Mariva S.A. ("BM") and First Overseas Bank Ltd ("FOB"), both of which are affiliates of the Company. FOB also provided pricing to the Company and was the counterparty to securities transactions. BM provided research materials to the Company and its clients but was not party to any securities transactions in 2016.

In 2016, the Company made a distribution to the Parent in the amount of $823,000.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2017, the date that these financial statements were available to be issued, and no further information is required to be disclosed.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Interactive Brokers LLC
Greenwich, CT

We have examined Interactive Brokers LLC (the "Company") statements, included in the accompanying Interactive Brokers LLC Compliance Report, that (1) the Company's internal control over compliance was effective during the year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2016; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2016; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2016; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 28, 2017

INTERACTIVE BROKERS LLC COMPLIANCE REPORT

Interactive Brokers LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the period from January 1, 2016 to December 31, 2016;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

INTERACTIVE BROKERS LLC
(Name of Company)

I, Alexander Ioffe, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ____________________

Title: CFO

February 28, 2017